Mail Stop 3561

June 16, 2006

Mr. Robert Flexon
Chief Financial Officer
NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

      Re: NRG Energy, Inc.
             Form 10-K for the year ended December 31, 2005
             Filed March 7, 2006
             File No. 1-15891

Dear Mr.Flexon :

    We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated June 7, 2006. Our review resulted in the following accounting comment.

1. We note your response to comment two of our letter dated May 25, 2006. We also note a difference between your investment in MIBRAG and the underlying book value of your proportionate interest. We presume such difference arose as a result of fresh start accounting. If otherwise, please explain. If our presumption is correct, it does not appear that the predecessor company had taken any other-than-temporary write-downs associated with MIBRAG prior to fresh start. In this regard, please explain to us how the predecessor evaluated its investment in MIBRAG for impairment prior to the application of fresh start accounting. If the predecessor evaluated MIBRAG under paragraph 19.h of APB no. 18, please provide the details of the evaluation. If otherwise, please explain the reason that the investment was not deemed to contain other-than-temporary impairment. We may have further comment.

    As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

  If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3849. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 551-3725.

       Sincerely,

       Jim Allegretto
       Senior Assistant Chief Accountant